Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Broadband Corporation:

We consent to the use of our report dated February 8, 2019, with respect to the consolidated balance sheets of Liberty Broadband Corporation and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated by reference in the GCI Liberty, Inc. Form 10-K which is incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
February 28, 2019